================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  June 15, 2006

                                   ----------

                       Commission File Number: 333-130901

                                   ----------

                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

                                   ----------

                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

                                   ----------

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    [X]         Form 40-F    [ ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes          [ ]         No           [X]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes          [ ]         No           [X]

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes          [ ]         No           [X]

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

================================================================================

                                      INDEX

1. Minutes of the Supervisory Committee Meeting held on June 5, 2006.

                                                                       EXHIBIT 1

                      MINUTES OF THE SUPERVISORY COMMITTEE
                      ------------------------------------

In the City of Buenos Aires, on this fifth day of the month of June of 2006, at 4 pm, the members of the Supervisory Committee of BANCO MACRO BANSUD S.A. signing at the end hereof, meet at the principal place of business of the above mentioned Entity located at Sarmiento 447.

Mr. Carlos Videla expresses that this meeting is aimed at analyzing the Offer dated May 7, 2006 and submitted by Mr. Fernando Andres Sansuste to the Entity, through which Mr. Sansuste proposed to acquire the aggregate amount of Participation Certificates held by the Bank in Puerto Madero Siete Trust, as well as the significance of such Offer since it is an Offer made by a Director of the Entity and, therefore, if the proposed transaction is finally completed, the same would fall within the scope of a transaction agreed between related parties (Section 73 of Decree 677/01)

Immediately after, Mr. Carlos Videla expresses that before the meeting he distributed to the members of the Committee, and the latter have had the chance to analyze the following information:

     1)   Copy of Puerto Madero Siete Trust Agreement.
     2) Copy of the sale and purchase agreement by which Banco Macro Bansud S.A. acquired the above mentioned Participation Certificates.
     3)   Copy of the Offer submitted by Mr. Fernando Andres Sansuste.

Mr. Carlos Videla further expresses that, from the analysis of the information listed above, it is clear that the acceptance of the Offer would imply an important gain for Banco Macro Bansud, taking into account the investment made by the Bank and the price the Offeror is willing to pay in order to acquire the Certificates. For such purpose, it is worthwhile mentioning that the offered price of $47,125,000 is in accordance with the market values and it would generate a more than sufficient profit if we consider that the total amount invested by the Bank was $38,192,693.46 and was disbursed between October 2005 and June 2006.

On the other hand, the transaction under analysis is within the scope of the acts that constitute the normal activity of the Company, and therefore, the proposed business transaction does not deviate in any manner from the normal corporate activity. To such effect, we may conclude that the transaction under analysis meets the requirements set forth in section 271 of the Argentine Business Company Act, as well as the requirements provided for in the decree that regulates the Transparency Rules for the Public Offering of Securities ("Regimen de Transparencia de la Oferta Publica"). Pursuant to the above expressed, the Supervisory Committee represents that the terms of the transaction under analysis may be considered as meeting the normal and customary terms of the market.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 15, 2006

                                                     MACRO BANSUD BANK INC.


                                                     By:    /s/ Luis Cerolini
                                                            --------------------
                                                     Name:  Luis Cerolini
                                                     Title: Attorney-in-fact